Mail Stop 7010

June 20, 2005

via U.S. mail and facsimile

Robert C. Sepucha
Chief Executive Officer
SPARTA, Inc.
25531 Commercentre Drive, Suite 120
Lake Forest, California  92630-8873

	Re:	SPARTA, Inc.
		Form 10-K for the fiscal year ended January 2, 2005
		Filed April 1, 2005
		File No. 0-21682

Dear Mr. Sepucha:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in future filings in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 20

Results of Operations, page 21

1. We note that you present the non-GAAP measure, gross profit, which eliminates unallowable costs from income from operations. In future filings, please ensure your disclosure of this measure is allowable under Item 10(e)(1)(ii)(B) of Regulation S-K.

Consolidated Balance Sheets, page 35

2. We note that you have not separately presented a separate line item for billings in excess of costs on the face of your consolidated balance sheets or in your footnotes. Please tell us where you have recorded this amount in your consolidated balance sheets, including the amount recognized for each period presented. If you have netted this amount against receivables, revise in future filings to present such amounts separately.

Note 1 - Description of Business and Summary of Significant
Accounting Policies:  a) Description of business, page 39

3. We note that you operate your business as one reportable segment.
We also note that your management team consists of four president for each sector in which you operate: (a) Hardware Systems; (b) Missile
Defense; (c) National Security Systems; and (d) Mission Systems. Please tell us how you determined that these sectors are not operating segments as defined in paragraph 10 of SFAS 131.

If you have determined that each of these sectors are operating segments under SFAS 131 and are aggregating the four sectors into one reporting segment for financial statement purposes, please provide us with your detailed analysis of the criteria listed in paragraph 17 of
SFAS 131 that demonstrates each of the sectors meets all of the criteria listed. Your detailed analysis should include the revenues, gross profits, gross profit margins, operating profits, and operating profit margins, along with any other information you believe would be useful, for each of your operating segments for each of the three years ended January 2, 2005 and the 3-month periods ended April 3, 2005 and 2004 to help us understand how these sectors are economically similar. Specifically address any differences in the trends these financial indicators depict (e.g., if gross profit margin is decreasing for one sector and increasing for another).

Finally, please tell us why you have not provided disclosures for revenues from external customers for each group of similar products and services, at a minimum, such as the business areas discussed in the second to the last paragraph on page 3 of your filing: (a) missile defense; (b) tactical military systems; (c) network centric warfare; (d) space systems; and (e) hardware systems. Refer to paragraph 37 of SFAS 131 for additional guidance.

Note 1 - Description of Business and Summary of Significant
Accounting Policies:  c) Revenue recognition, page 39

4. In future filings, please expand your revenue recognition policy to address the following:
* The principle components of contract costs;
* How and when you recognize claim and unapproved change order revenues and costs, including amount of revenue recognized, if material, for each period presented;
* How and when you record a provision for anticipated contract losses;
* How and when you recognize contract incentives and/or award fees;
and
* How you recognize revenues and costs when combining and segmenting contracts, if applicable.
Refer to SOP 81-1 and the AICPA Audit and Accounting Guide for Audits of Federal Government Contractors for guidance. In your response, please provide us with the expanded disclosure you intend to include in future filings.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

?        the company is responsible for the adequacy and accuracy
of
the disclosure in the filing;

?        staff comments or changes to disclosure in response to
staff
comments do not foreclose the Commission from taking any action with respect to the filing; and

?        the company may not assert staff comments as a defense in
any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tracey Houser, Staff Accountant, at (202)
551-
3736, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3255, if you have questions regarding comments on the financial statements and related matters.


Sincerely,



Nili Shah
Accounting Branch Chief


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Robert C. Sepucha
SPARTA, Inc.
June 20, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE